FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2006


                               DIANA SHIPPING INC.
                 (Translation of registrant's name into English)

                               Diana Shipping Inc.
                                   Pendelis 16
                              175 64 Palaio Faliro
                                 Athens, Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F [X] Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT


On June 14, 2006, Diana Shipping Inc. (the "Company") issued a press release announcing that the underwriters of its follow-on offering completed on June 9, 2006 exercised in full the over-allotment option granted to the underwriters by the Company. A copy of the press release is attached hereto as Exhibit 1.

                                                 Corporate Contact:
                                                 Ioannis Zafirakis
                                                 Director and Vice-President
                                                 Telephone: + 30-210-9470100
                                                 izafirakis@dianashippinginc.com
           For Immediate Release

                                                 Investor and Media Relations:
                                                 Edward Nebb
                                                 Euro RSCG Magnet
                                                 Telephone: + 1-212-367-6848
                                                 ed.nebb@eurorscg.com


         Diana Shipping Inc. Announces Exercise of Over-Allotment Option

ATHENS, GREECE, June 14, 2006 - Diana Shipping Inc. (NYSE: DSX) today announced that the underwriters of its follow-on offering of 7,000,000 common shares that was priced on June 8, 2006, exercised in full an over-allotment option granted to the underwriters by the Company. The Company will sell an additional 1,050,000 common shares as a result of the over-allotment exercise. Following the exercise of the over-allotment, the Company will have 53,050,000 shares of common stock outstanding.

A portion of the net proceeds of the offering will be used to fund, as previously announced, the purchase of the Panamax bulk carrier that is expected to be delivered to the Company in July 2006. The balance of the net proceeds will be used to repay indebtedness and any amounts not used for such purposes will be applied to general corporate purposes.

Bear, Stearns & Co. Inc. and Wachovia Capital Markets, LLC are the joint global coordinators and joint book-running managers for the offering.

A registration statement relating to these securities has been filed with and declared effective by the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A copy of the final prospectus may be obtained from the offices of Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, New York 10179, Attention: Prospectus Department or from Wachovia Capital Markets, LLC at 375 Park Avenue, New York, NY 10152.

About Diana Shipping Inc.

Diana Shipping Inc. is a global provider of shipping transportation services. The Company specializes in transporting dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes. The Company currently owns twelve modern Panamax bulk carriers and one modern Capesize bulk carrier and has exercised an option to purchase one additional Panamax bulk carrier that it expects to take delivery of in July 2006. Diana Shipping Inc. priced its initial public offering of common stock on March 17, 2005.


Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

                                      # # #

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               DIANA SHIPPING INC.
                                  (registrant)


Dated:  June 14, 2006                         By:  /s/ Anastassis Margaronis
                                                   --------------------------
                                                   Anastassis Margaronis
                                                   President


SK 23159 0002 678548